PRESS RELEASE

FOR IMMEDIATE RELEASE

• CANADIAN ZINC REPORTS FIRST QUARTER 2006 RESULTS

• 2006 PROGRAM UNDERWAY AT PRAIRIE CREEK MINE

• $25.4 MILLION CASH POSITION

Vancouver – May 12, 2006 – Canadian Zinc Corporation (“TSX-CZN”) reports filing of its unaudited financial statements and for the quarter ended March 31, 2006.  The Company reported a net loss for the quarter of $155, 146 compared to a loss of $1,586,330 in the first quarter of 2005.  The loss in the first quarter of 2005 included an expense of $1,241,000 in respect of stock based compensation on the issue of options under the Company’s Stock Option Plan.

As at March 31, 2006 Canadian Zinc had cash and short term deposits of $25.4 million placing the Company in its strongest ever financial position.

This press release should be read in conjunction with the unaudited financial statements and notes thereto, and Management’s Discussion & Analysis, for the quarter ended March 31, 2006 available on SEDAR at www.sedar.com

Progress at Prairie Creek:

During the first quarter of 2006 the Company was mainly engaged in permitting activities and planning the proposed 2006 exploration and development programs at the Prairie Creek mine.

In February 2006 the Mackenzie Valley Land and Water Board issued Water Licence MV2001L2-0003 in respect of underground development and the operation of a metallurgical pilot plant in the mill at the Company’s Prairie Creek mine.

In February 2006 the Report of the Mackenzie Valley Environmental Impact Review Board recommending the Company’s application for a Land Use Permit for its Phase 3 Exploration Program at Prairie Creek was approved by the Minister of Indian Affairs and Northern Development.

The mine site at the Prairie Creek mine has been reopened for the 2006 season.  A budget of $5.7 million has been approved for the 2006 exploration and development program to be carried out over the next six months.

Procon Mining and Tunneling Limited of Burnaby B.C. has been hired to undertake the 2006 underground development program at Prairie Creek.  The underground exploration program will involve  the driving of approximately 400 meters of new decline tunnel and up to 10,000 meters of underground exploration diamond drilling.

Outlook:

Plans for 2006 include continuing the Company’s exploration program on the Prairie Creek property outside the immediate currently known resource area.  At the same time ongoing technical and metallurgical studies will be carried out to advance the project towards commercial production.  The Company will also continue with its permitting activities and expects to during the year to file an application for the Land Use Permits and Water Licence for the commercial operation of the Prairie Creek Mine.

During the quarter the Company has reviewed a number of other new mining investment opportunities and this activity will continue during 2006.

About Canadian Zinc:

Canadian Zinc’s 100% owned Prairie Creek (zinc/silver/lead) Project, located in the Northwest Territories, includes a partially developed underground  mine with an existing 1,000 ton per day mill and related infrastructure and equipment . The Prairie Creek Property hosts a major mineral deposit containing a historically estimated resource of  3.6 million tonnes (measured and indicated) grading 11.8% zinc; 9.7% lead; 0.3% copper and 141.5 grams silver per tonne and 8.3 million tonnes (inferred) grading 12.8% zinc; 10.5% lead and 0.5% copper and 169.2 grams silver per tonne, with significant exploration potential.  The deposit contains an estimated, in situ 3 billion pounds of zinc, 2.2 billion pounds of lead and approximately 70 million ounces of silver.

Cautionary Statement - Forward Looking Information:

This press release contains certain forward-looking information,  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company.  The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West, Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001

 E-mail: invest@canadianzinc.com,   Website:  www.canadianzinc.com